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                             Annuity Endorsement

This endorsement is made a part of this contract to which it is attached. It changes the "Fixed and Variable Accounts" section of the contract by decreasing the variable account administrative charge deduction from the variable subaccounts. Effective for accumulation unit values calculated January 6, 1997 and later, the charge will decrease from .25% to .15% on an annual basis as follows:

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

In calculating accumulation unit values we will deduct a variable account administrative charge from the variable subaccounts equal, on an annual basis, to 0.15% of the daily net asset value. This deduction is made to compensate us for certain administrative and operating expenses for contracts of this type. The deduction will be:

1. made from each variable subaccount; and

2. computed on a daily basis.

This endorsement is effective as of the later of January 6, 1997 or the contract date of this contract.


AMERICAN ENTERPRISE LIFE INSURANCE COMPANY


/s/ William A. Stoltzmann

    Secretary



37313 A (12/96)                                                            VAAC